Exhibit 11(c)

AMENDMENT TO THE INVESTMENT MANAGEMENT
SERVICES AGREEMENT

                Pursuant to Paragraph 11 of the Investment Management Services Agreement (the "Agreement") by and between TIAA-CREF Investment Management,Inc. ("Management") and the College Retirement Equities Fund ("CREF"), dated December 17, 1991, and pursuant to resolution of the majority of Trustees of CREF, including a majority of Trustees who are not certain parties to the Agreement or "interested persons" (as that term is defined in the Investment Company Act of 1940) of any such party to the Agreement, the parties to the Agreement mutually agree that the Agreement shall be amended as set forth below, effective concurrent with the effectiveness of the post-effective amendment which is the 1992 annual update to the Registration Statement for CREF's variable annuity certificates, except as otherwise noted below:

                1. The second "Whereas" clause is amended to read as follows:

                WHEREAS, CREF is registered as an open-end management investment company under the Investment Company Act of 1940 ("1940 Act"), and currently consists of five investment portfolios (the "Accounts"): the Stock Account, the Money Market Account, the Bond Market Account, the Social Choice Account, and the Global Equities Account, and may consist of additional investment portfolio in the future; and

                2. Paragraph 7 of the Agreement is amended to read as follows:

                7. Reimbursement

For the services to be rendered and the expenses assumed by Management as provided herein, CREF shall reimburse Management for the cost of such services and the amount of such expenses through daily payments (as described below) based on an annual rate agreed upon from time to time between CREF and Management reflecting estimates of the cost of such services and expenses with the objective of keeping the payments as close as possible to actual expenses. As soon as is practicable after the end of such quarter (usually within 30 days), the amount necessary to correct any differences between the payments and the expenses actually incurred will be determined. This amount will be paid by or credited to Management, as the case may be, in equal daily installments over the remaining days in the quarter.

                For the services rendered and expenses incurred by Management as provided herein, the amount currently payable from the net assets of each Account (and, for the Global Equities

Account, the amount payable effective upon the introduction of such Account, currently contemplated for April 1, 1992) each Valuation Day for each Calendar Day of the Valuation Period ending on that Valuation Day will be as follows:

Stock Account:
.0003014% (corresponding to an annual rate of 0.11 % of its average daily net assets)

Money Market Account:
.0001644% (corresponding to an annual rate of 0.06 % of its average daily net assets)

Bond Market Account:
.0002192% (corresponding to an annual rate of 0.08 % of its average daily net assets)

Social Choice Account:
.0003288% (corresponding to an annual rate of 0.12 % of its average daily net assets)

Global Equities Account:
.0006849% (corresponding to an annual rate of 0.25 % of its average daily new assets).

                For purposes of this Agreement, "Valuation Day," "Calendar Day," and "Valuation Period" shall be defined as specified in CREF's current Registration Statements.

                IN WITNESS WHEREOF, CREF and Management have caused this Agreement to be executed in their names and on their behalf and under their trust and corporate seals by and through their duly authorized officers effective as provided above.

COLLEGE RETIREMENT EQUITIES FUND
(seal)
Attest:

/s/ Peter C. Clapman	By: /s/ Clifton R. Wharton, Jr.

Senior Vice President and	Title: Chairman
Chief Counsel Investments

TIAA-CREF INVESTMENT MANAGEMENT,
INC.
(seal)
Attest:

/s/ Lisa Snow	By: /s/ James S. Martin

Assistant Secretary	Title: President